UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

QUNAR CAYMAN ISLANDS LIMITED

(Name of Issuer)

Class B ordinary shares

(Title of Class of Securities)

74906P1049

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74906P1049		13G

1.	Names of Reporting Persons Chenchao (CC) Zhuang (1)

2.	Check the Appropriate Box if a Member of a Group* Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,505,948 (2)

	6.	Shared Voting Power 21,739,649 (3)

	7.	Sole Dispositive Power 3,505,948 (2)

	8.	Shared Dispositive Power 21,739,649 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,245,597 (2)(3)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 15.2% (4)

12.	Type of Reporting Person* IN

Notes:

(1) Mr. Chenchao (CC) Zhuang is the Chief Executive Officer and a member of the Board of Directors of Qunar Cayman Islands Limited.

(2) Includes (a) 598,500 Class B ordinary shares in the form of 199,500 American depositary shares (“ADSs”) directly held by Mr. Chenchao (CC) Zhuang acquired through the exercise of stock options and (b) 2,907,448 Class B ordinary shares that Mr. Chenchao (CC) Zhuang has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.

(3) Includes (a) 19,565,684 Class A ordinary shares directly held by Forlongwiz Holdings Limited and (b) 2,173,965 Class B ordinary shares directly held by Innovation Vision Investment Limited. Mr. Chenchao (CC) Zhuang is a director and beneficial owner of Forlongwiz Holdings Limited through certain trust arrangements. Mr. Chenchao (CC) Zhuang’s spouse is the director and beneficial owner of Innovation Vision Investment Limited and shares held by Innovation Vision Investment Limited may be deemed to be beneficially owned by Mr. Chenchao (CC) Zhuang. Class A Ordinary Shares may be converted into an equal number of Class B Ordinary Shares at any time at the election of the holder of the Class A Ordinary Shares.

(4) The denominator includes (a) 143,834,016 Class B ordinary shares issued and outstanding as of December 31, 2014, (b) 19,565,684 shares of Class A ordinary shares beneficially owned by Mr. Chenchao (CC) Zhuang through Forlongwiz Holdings Limited, which shares are treated as converted into Class B ordinary shares only for purposes of computing the percentage ownership of the Reporting Person, and (c) 2,907,448 shares of Class B ordinary shares that Mr. Chenchao (CC) Zhuang has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.

1.	Names of Reporting Persons Forlongwiz Holdings Limited

2.	Check the Appropriate Box if a Member of a Group Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 19,565,684 (5)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 19,565,684 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,565,684 (5)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8% (6)

12.	Type of Reporting Person OO

Notes:

(5) Represents the shares of Class A ordinary shares directly held by Forlongwiz Holdings Limited. Mr. Chenchao (CC) Zhuang is a director and beneficial owner of Forlongwiz Holdings Limited through certain trust arrangements. Class A Ordinary Shares may be converted into an equal number of Class B Ordinary Shares at any time at the election of the holder of the Class A Ordinary Shares.

(6) The denominator includes (a) 143,834,016 Class B ordinary shares issued and outstanding as of December 31, 2014, (b) 19,565,684 shares of Class A ordinary shares beneficially owned by Mr. Chenchao (CC) Zhuang through Forlongwiz Holdings Limited, which shares are treated as converted into Class B ordinary shares only for purposes of computing the percentage ownership of the Reporting Person, and (c) 2,907,448 shares of Class B ordinary shares that Mr. Chenchao (CC) Zhuang has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.

Item 1(a).	Name of Issuer: QUNAR CAYMAN ISLANDS LIMITED
Item 1(b).	Address of Issuer’s Principal Executive Offices: 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Item 2(c).

Citizenship:
Chenchao (CC) Zhuang

Address: 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China

Citizenship: citizen of the People’s Republic of China

Forlongwiz Holdings Limited

Address: P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands

Citizenship: company incorporated in the British Virgin Islands

Item 2(d).	Title of Class of Securities: Class B ordinary shares, par value $0.001 per share
Item 2(e).	CUSIP Number: 74906P 1049

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares by the reporting persons filing this statement is provided as of December 31, 2014. Percentage calculated based on 224,299,179 Class A ordinary shares and 143,834,016 Class B ordinary shares issued and outstanding as of December 31, 2014, plus 2,907,448 Class B ordinary shares that Mr. Chenchao (CC) Zhuang has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.

Reporting Person: Chenchao (CC) Zhuang (1)	Class A Ordinary Shares		Class B Ordinary Shares		Total Class B Ordinary Shares on an As-converted Basis (2)		Percentage of Aggregate Voting Power
(a) Amount beneficially owned:	19,565,684	(3)	5,679,913	(4)	25,245,597		—
(b) Percent:	8.7%		3.9	%(5)	15.2	%(6)	7.9	%(7)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0		3,505,948	(4)	3,505,948		—
(ii) Shared power to vote or to direct the vote	19,565,684	(3)	2,173,965		21,739,649		—
(iii) Sole power to dispose or to direct the disposition of	0		3,505,948	(4)	3,505,948		—
(iv) Shared power to dispose or to direct the disposition of	19,565,684	(3)	2,173,965		21,739,649		—

Notes:

(1) Forlongwiz Holdings Limited, a British Virgin Islands company, is the record owner of 19,565,684 Class A ordinary shares of Qunar Cayman Islands Limited. Mr. Chenchao (CC) Zhuang is a director and beneficial owner of Forlongwiz Holdings Limited through certain trust arrangements. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Chenchao (CC) Zhuang may be deemed to beneficially own all of the shares held by Forlongwiz Holdings Limited.

(2) Class A Ordinary Shares may be converted into an equal number of Class B Ordinary Shares at any time at the election of the holder of the Class A Ordinary Shares.

(3) Represents 19,565,684 Class A ordinary shares directly held by Forlongwiz Holdings Limited.

(4) Includes (a) 598,500 Class B ordinary shares in the form of American depositary shares (“ADSs”) directly held by Mr. Chenchao (CC) Zhuang acquired through the exercise of stock options, (b) 2,173,965 Class B ordinary shares directly held by Innovation Vision Investment Limited, of which Mr. Chenchao (CC) Zhuang’s spouse is the director and beneficial owner and Mr. Chenchao (CC) Zhuang may be deemed to beneficially own, and (c) 2,907,448 Class B ordinary shares that Mr. Chenchao (CC) Zhuang has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.

(5) The denominator includes (a) 143,834,016 Class B ordinary shares issued and outstanding as of December 31, 2014, and (b) 2,907,448 shares of Class B ordinary shares that Mr. Chenchao (CC) Zhuang has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.

(6) The denominator includes (a) 143,834,016 Class B ordinary shares issued and outstanding as of December 31, 2014, (b) 19,565,684 shares of Class A ordinary shares beneficially owned by Mr. Chenchao (CC) Zhuang through Forlongwiz Holdings Limited, which shares are treated as converted into Class B ordinary shares only for purposes of computing the percentage ownership of the Reporting Person, and (c) 2,907,448 shares of Class B ordinary shares that Mr. Chenchao (CC) Zhuang has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.

(7) The denominator includes the votes represented by (a) 224,299,179 Class A ordinary shares issued and outstanding as of December 31, 2014, (b) 143,834,016 Class B ordinary shares issued and outstanding as of December 31, 2014, and (c) 2,907,448 Class B ordinary shares that Mr. Chenchao (CC) Zhuang has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options. On all matters subject to shareholders’ vote, holders of Class A ordinary shares are entitled to three votes per share, while holders of Class B ordinary shares are entitled to one vote per share.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015
(Date)

/s/ Chenchao (CC) Zhuang
(Signature)

Chenchao (CC) Zhuang
(Name/Title)

FORLONGWIZ HOLDINGS LIMITED

February 12, 2015
(Date)

/s/ Chenchao (CC) Zhuang
(Signature)

Chenchao (CC) Zhuang, Director
(Name/Title)

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement